Exhibit 99(a)

August 2, 1996


Board of Directors
Franklin Credit Management Corporation
Six Harrison Street
New York, NY 10013

AttentMr. Thomas J. Axon
            President and Chief Executive Officer

Ladies and Gentlemen:

      Sandler O'Neill Corporate Strategies, a division of Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), is pleased to act as financial advisor to Franklin Credit Management Corporation (the "Company") in connection with the Company's strategic and capital planning analyses ("General Advisory Services"). This letter is to confirm the terms and conditions of our engagement.


GENERAL ADVISORY SERVICES

      In connection with Sandler O'Neill's General Advisory Services, we would expect to work with the Company's management, its counsel, accountants and other advisors to assess the Company's strategic alternatives and help implement a tactical plan to enhance the value of the Company. We anticipate that our activities would include, as appropriate, the following:

1. Reviewing the current business and financial characteristics of the Company, including a review of its financial performance, trends, and future prospects;

2 Creating a base case financial model to project a range of possible operating results given alternative operating strategies and market environments;

3 Reviewing and comparing the potential present values created by pursuing alternative strategies, assuming a range of operating results, terminal franchise values and anticipated capital costs;

4. Analyzing the impact on the Company's franchise value of the implementation of a capital raising transaction;

5. Analyzing the impact on the Company's franchise value of implementing other restructuring activities which may involve the purchase or sale of selected performing and nonperforming assets;

6. Analyzing other strategic alternatives which could provide long-term benefits and enhanced value to the Company's shareholders;

7. Summarizing recent merger and acquisition trends in the financial services industry, including tactics employed by others and typical terms and values involved, and reviewing the implications of such trends and values for the Company;
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8.    Reviewing Sandler O'Neill's findings with the Board of Directors of the
      Company, with periodic updates as may be requested; and

9. Ongoing general advice and counsel to management and the Board of Directors of the Company with respect to strategic and tactical issues.


      Prior to December 31, 1996, Sandler O'Neill will propose to the Company a course of action to enhance the Company's shareholder value. If this course of action is approved by the Company, then the Company agrees to enter into an investment banking agreement with Sandler O'Neill with respect to the execution of such course of action which will supersede this agreement. The terms of such agreement will reflect the conditions of the general market place as with regards to comparable investment banking transactions.


RETAINER FEE

      In connection with its General Advisory Services hereunder, the Company agrees to pay Sandler O'Neill a non-refundable retainer fee of $40,000 for the five month period commencing as of August 1, 1996 and ending on December 31, 1996, payable in four equal installments of $10,000 on the first day of August, September, October, and November.


COSTS AND EXPENSES

      In addition to any fees that may be payable to Sandler O'Neill hereunder, the Company agrees to reimburse Sandler O'Neill, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, including the reasonable fees and disbursements of its legal counsel; provided, however, that the Company will have given its prior approval of any expenses exceeding $10,000 in the aggregate for the term of this engagement; and provided further that Sandler O'Neill shall document such expenses to the reasonable satisfaction of the Company. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this letter.


CONFIDENTIALITY

      The Company will furnish Sandler O'Neill with such information as Sandler O'Neill reasonably believes appropriate to its assignment (all such information so furnished being the "Information"). The Company recognizes and confirms that Sandler O'Neill (a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this letter without having independently verified the same, (b) does not assume responsibility for the accuracy or completeness of the Information and such other information and (c) will not make an appraisal of any assets or collateral securing assets of the Company. Sandler O'Neill agrees to use all reasonable efforts to keep confidential Information confidential.


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INDEMNIFICATION

      The Company agrees to indemnify and hold Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons (Sandler O'Neill and each such person being an "Indemnified Party") harmless from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of the engagement of Sandler O'Neill pursuant to, and the performance by Sandler O'Neill of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable counsel fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party. The Company will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted primarily from Sandler O'Neill's bad faith or gross negligence.

      The Company agrees to notify Sandler O'Neill promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this agreement.


TERMINATION OF ENGAGEMENT

      Sandler O'Neill's engagement hereunder may be terminated by the Company or by Sandler O'Neill at any time upon 30 days written notice to that effect and, unless sooner terminated by either party, will expire on December 31, 1996, it being understood that the provisions relating to the payment of fees and expenses and indemnification will survive any such termination or expiration.

      Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Sandler O'Neill the duplicate copy of this letter enclosed herewith.

                                          Very truly yours,

                                        Sandler O'Neill & Partners, L.P.
                                        By:   Sandler O'Neill & Partners Corp.,
                                              the sole general partner.


                                          By:/s/  Catherine A. Lawton
                                                  Catherine A. Lawton
                                                   Vice President

Accepted and agreed to as of the date first written above:

Franklin Credit Management Corporation

By:/s/ Thomas J. Axon

Title:  President

TWK/ab                                      19


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